UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 23, 2026

Bleichroeder Acquisition Corp. II

(Exact name of registrant as specified in its charter)

Cayman Islands	001-43045	98-1888010
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1345 Avenue of the Americas, Fl 47
New York, NY 10105

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: 212-984-3835

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant	BBCQU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	BBCQ	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	BBCQW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into a Material Definitive Agreement

Amendment to Agreement and Plan of Merger

As previously announced, on February 28, 2026, Bleichroeder Acquisition Corp. II, a Cayman Islands exempted company (“Parent” or “Bleichroeder”), entered into an Agreement and Plan of Merger (as amended from time to time, the “Merger Agreement”) by and among Parent, Bleichroeder Acquisition 2 France, a société par actions simplifiée formed under the laws of the Republic of France and a wholly owned subsidiary of Parent (“Parent Merger Sub”), and Pasqal Holding SAS, a société par actions simplifiée formed under the laws of the Republic of France (“Pasqal”). The transactions contemplated by the Merger Agreement are hereinafter referred to as the “Business Combination.”

On May 26, 2026, Parent, Parent Merger Sub, Bleichroeder Acquisition France Merger Sub 2, a société anonyme formed under the laws of the Republic of France (“New Merger Sub”), and Pasqal entered into Amendment No. 1 to the Agreement and Plan of Merger and Assignment and Assumption Agreement (the “Amendment and Assignment Agreement”). Among other things, the Amendment and Assignment Agreement provides for the assignment by Parent Merger Sub to New Merger Sub of all of Parent Merger Sub’s right, title and interest in, to and under the Merger Agreement, and for New Merger Sub to accept such assignment and assume and agree to observe and perform Parent Merger Sub’s duties, obligations, terms, provisions, covenants and liabilities under the Merger Agreement from and after the date thereof.

The Amendment and Assignment Agreement also provides that Parent and Pasqal consent to such assignment and assumption, acknowledge that New Merger Sub will be substituted for Parent Merger Sub as a party and as “Parent Merger Sub” for all purposes under the Merger Agreement, as amended by the Amendment and Assignment Agreement, and release and discharge Parent Merger Sub from obligations arising under the Merger Agreement from and after the date thereof, subject to obligations and liabilities that arose or accrued prior to the date thereof.

In addition, the Amendment and Assignment Agreement amends the Merger Agreement to update the transaction structure and certain related provisions, including changes to recitals and definitions to reflect the contemplated reincorporation and merger mechanics and related financing arrangements, and conforming updates to authorization and capitalization provisions.

The foregoing description of the Amendment and Assignment Agreement is qualified in its entirety by reference to the full text of the Amendment and Assignment Agreement, a copy of which is attached as Exhibit 2.1 hereto and is incorporated herein by reference.

Amendment to Securities Purchase Agreement

On May 23, 2026, Parent, Parent Merger Sub, Inflection Point Asset Management LLC (“Inflection Point”) and an accredited investor advised by Inflection Point (the “New Purchaser”), entered into Amendment No. 1 (the “SPA Amendment”) to that certain Securities Purchase Agreement, dated as of March 4, 2026 (the “SPA”), by and among Parent, Parent Merger Sub, and the accredited investors named therein (the “Existing Purchasers” and, together with the New Purchaser, the “Purchasers”).

The SPA Amendment increased the subscription price thereunder by an aggregate of $50.0 million, to $250.0 million (to purchase $312,500,000 aggregate principal amount of Senior Unsecured Convertible Bonds and Investment Warrants related thereto (in each case as defined in the Existing 8-K)), and joined the New Purchaser as an additional Purchaser under the SPA. Except as expressly modified by the SPA Amendment, the SPA shall continue to be and remain in full force and effect in accordance with its original terms, a summary of which is included in the Bleichroeder’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on March 5, 2026 (the “Existing 8-K”).

In connection with the Amendment and Assignment Agreement, on May 26, 2026, Parent Merger Sub and New Merger Sub also entered into an Assignment and Assumption Agreement (the “SPA Assignment Agreement”) in relation to the SPA, pursuant to which New Merger Sub assumed all of Parent Merger Sub’s rights and obligations under the SPA and agreed to be bound by all provisions of the SPA applicable to Parent Merger Sub.

The foregoing descriptions of the SPA Amendment and the SPA Assignment Agreement are qualified in their entirety by reference to the SPA Amendment and the SPA Assignment Agreement, copies of which are attached as Exhibit 10.1 and Exhibit 10.2 hereto, respectively, and are incorporated herein by reference.

Item 7.01 Regulation FD Disclosure

Furnished as Exhibit 99.1 hereto and incorporated into this Item 7.01 by reference is the investor presentation that Bleichroeder and Pasqal have prepared for use in connection with the Business Combination.

The foregoing (including Exhibit 99.1) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Item 8.01 Other Events.

On May 26, 2026, Bleichroeder and Pasqal issued a joint press release (the “Press Release”) announcing the public filing by Parent Merger Sub of a registration statement on Form F-4 with the SEC in connection with the Business Combination and certain other matters. A copy of the Press Release is filed herewith as Exhibit 99.2 and incorporated herein by reference.

Forward Looking Statements

This communication contains certain statements that are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “might,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “predict,” “project,” “forecast,” “potential,” “seem,” “seek,” “target,” “possible,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the proposed business combination between Bleichroeder and Pasqal, and other statements that are not historical facts.

These statements are based on the current expectations of Bleichroeder and/or Pasqal’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Bleichroeder and Pasqal. These forward-looking statements are subject to a number of known and unknown risks, uncertainties and assumptions regarding Pasqal’s business and the business combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political, social and business conditions; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the inability of the parties to consummate the business combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement entered into in connection to the business combination, including failure by Bleichroeder or Pasqal to receive their respective shareholder approval or required regulatory approvals of the business combination; the number of redemption requests made by Bleichroeder’s shareholders in connection with the business combination, leaving the combined company with insufficient cash to execute its business plans; the outcome of any legal proceedings or governmental investigations that may be instituted against the parties following the announcement of the business combination; failure to realize the anticipated benefits of the business combination, including as a result of a delay in consummating the potential transaction; the risk that the business combination disrupts Pasqal’s current plans and operations as a result of the announcement and consummation of the business combination; the risks related to Pasqal meeting expected business milestones; the effects of competition on Pasqal’s business; the ability of the combined company to execute its growth strategy, manage growth profitably and retain its key employees; the ability of the combined company to obtain or maintain the listing of its securities on a U.S. national securities exchange following the business combination; the ability to achieve dual listing on Euronext N.V. Paris following the business combination; costs related to the business combination; the ability of Bleichroeder or the combined company to raise capital or issue debt, equity or equity-linked securities in connection with the proposed business combination or in the future on reasonable terms or at all; the combined company’s ability to maintain internal control over financial reporting and operate as a public company; the risk from Pasqal pursuing an emerging technology, facing significant technical challenges and the potential that it may not achieve commercialization or market acceptance; Pasqal’s financial performance and limited operating history; Pasqal’s expectations regarding future financial performance, capital requirements and unit economics; Pasqal’s use and reporting of business and operational metrics; Pasqal’s competitive landscape; Pasqal’s dependence on members of its senior management and its ability to attract and retain qualified personnel; Pasqal’s potential need for additional future financing prior to or after the business combination as a combined company; Pasqal’s concentration of revenue in contracts with government or state-funded entities; Pasqal’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; Pasqal’s reliance on strategic partners and other third parties; Pasqal’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption and regulation of artificial intelligence and machine learning; and other risks that will be detailed from time to time in filings with the SEC. The foregoing list of risk factors is not exhaustive. There may be additional risks that Pasqal and Bleichroeder presently do not know or that Pasqal and Bleichroeder currently believe are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Pasqal’s and/or Bleichroeder’s expectations, plans and forecasts of future events and views as of the date of this communication. Pasqal and Bleichroeder anticipate that subsequent events and developments will cause their assessments to change. However, while Pasqal and/or Bleichroeder may elect to update these forward-looking statements in the future, Pasqal and Bleichroeder specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Pasqal’s or Bleichroeder’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or results of such forward-looking statements will be achieved.

An investment in Bleichroeder is not an investment in any of its founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Bleichroeder, which may differ materially.

Additional Information and Where to Find It

The business combination will be submitted to shareholders of Bleichroeder for their consideration. In connection with the business combination, Bleichroeder, Bleichroeder Acquisition France Merger Sub 2, a société anonyme formed under the laws of the Republic of France and Pasqal have jointly filed a registration statement on Form F-4 (the “Registration Statement”) with the SEC, which includes a proxy statement/prospectus and certain other related documents, which will serve as both the proxy statement/prospectus to be distributed to its shareholders in connection with its solicitation for proxies for the vote by its shareholders in connection with the business combination and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to Pasqal’s shareholders in connection with the completion of the business combination. After the Registration Statement is declared effective, Bleichroeder will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders as of the record date established for voting on the business combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Bleichroeder will send to its shareholders in connection with the business combination.

BEFORE MAKING ANY INVESTMENT OR VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS AND, IN EACH CASE, ANY AMENDMENTS THERETO FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION, RELATED TRANSACTIONS AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus (if and when available) will be mailed to shareholders of Bleichroeder as of a record date to be established for voting on the business combination. Shareholders of Bleichroeder will also be able to obtain copies of the proxy statement/prospectus without charge, once available, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

Bleichroeder and its directors, executive officers, and other members of management, and consultants, under SEC rules, may be deemed participants in the solicitation of proxies from Bleichroeder’s shareholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Bleichroeder and the business combination is contained in the sections entitled “Directors, Executive Officers and Corporate Governance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Certain Relationships and Related Transactions, and Director Independence” of the Annual Report filed by Bleichroeder with the SEC on March 16, 2026 and the Current Report on Form 8-K filed with the SEC on May 1, 2026, and each of which is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of participants in the proxy solicitation and their direct and indirect interests will be contained in the Registration Statement and the proxy statement/prospectus when they become available.

Pasqal, its directors, executive officers, other members of management, employees and consultants, under SEC rules, may be deemed participants in the solicitation of proxies of Bleichroeder’s shareholders in connection with the business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be included in the Registration Statement and the proxy statement/prospectus when they become available.

No Offer or Solicitation

This communication is for informational purposes only and is not (i) an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law nor (ii) the solicitation of any vote in any jurisdiction pursuant to the business combination or otherwise. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or exemptions therefrom. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the business combination or the accuracy or adequacy of this communication.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits:

Exhibit No.	Description
2.1	Amendment No. 1 to the Agreement and Plan of Merger, dated as of May 26, 2026, by and among Bleichroeder Acquisition Corp. II, Bleichroeder Acquisition 2 France, Bleichroeder Acquisition France Merger Sub 2 and Pasqal Holding SAS.
10.1	Amendment No. 1, dated May 23, 2026, by and among, Bleichroeder Acquisition Corp. II, Bleichroeder Acquisition 2 France, and the purchasers identified on the signature pages thereto, to the Securities Purchase Agreement, dated March 4, 2026, by and among, Bleichroeder Acquisition Corp. II, Bleichroeder Acquisition 2 France, and the purchasers identified on the signature pages thereto.
10.2	Assignment and Assumption Agreement, dated as of May 26, 2026, by and between Bleichroeder Acquisition 2 France and Bleichroeder Acquisition France Merger Sub 2.
99.1	Investor Presentation, dated May 2026.
99.2	Press Release, dated May 26, 2026.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BLEICHROEDER ACQUISITION CORP. II

Date: May 26, 2026	By:	/s/ Marcello Padula
		Name:	Marcello Padula
		Title:	Chief Executive Officer and Chief Operating Officer